Filed pursuant to Rule 424(b)(4)

Registration No. 333-132940

PROSPECTUS

$200,000,000

6.35% Senior Notes due 2016

This is an offering by Owens & Minor, Inc. of $200,000,000 of its 6.35% Senior Notes due 2016. Interest is payable on the notes on April 15 and October 15 of each year, beginning on October 15, 2006. The notes will mature on April 15, 2016.

We may redeem all or part of the notes at any time at a “make-whole” redemption price, together with accrued and unpaid interest, if any, on such notes to the redemption date. The redemption provisions are more fully described in this prospectus under “Description of the Notes—Optional Redemption.”

The notes will be our general senior unsecured obligations and will be equal in right of payment with any of our existing and future senior indebtedness. The notes will initially be guaranteed on a senior unsecured basis by our subsidiaries that incur or guarantee debt under our revolving credit facility. The notes will be effectively junior to the indebtedness and other liabilities of our non-guarantor subsidiaries.

Investing in the notes involves risks. See “ Risk Factors” beginning on page 8 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price(1)	99.939%	$199,878,000
Underwriting discount	0.650%	$1,300,000
Proceeds, before expenses, to us(1)	99.289%	$198,578,000

(1)	Plus accrued interest, if any, from April 7, 2006.

Lehman Brothers, on behalf of the underwriters, expects to deliver the notes on or about April 7, 2006.

Sole Book-Running Manager

LEHMAN BROTHERS

Senior Co-Managers

BANC OF AMERICA SECURITIES LLC

CITIGROUP

SUNTRUST ROBINSON HUMPHREY

Co-Managers

JPMORGAN

KEYBANC CAPITAL MARKETS

WACHOVIA SECURITIES

Prospectus dated April 4, 2006

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained or incorporated by reference in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies. No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained herein and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sales made hereunder shall under any circumstances create an implication that there has been no change in our affairs or that of our subsidiaries since the date hereof.

MARKET AND INDUSTRY DATA

This prospectus includes market share and industry data and forecasts that we obtained from internal company surveys, market research, publicly available information and industry publications and surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal company surveys, forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources. Except where otherwise noted, statements as to our position relative to our competitors or as to market position or market share refer to the most recent available data.

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PROSPECTUS SUMMARY

The following summary highlights certain significant aspects of our business and this offering, but you should read all the information contained or incorporated by reference in this prospectus, including the financial statements and related notes incorporated by reference herein, before making an investment decision.

Owens & Minor, Inc.

We are the nation’s leading distributor of national name-brand medical and surgical supplies and a healthcare supply-chain management company. We distribute approximately 130,000 finished medical and surgical products produced by nearly 1,000 suppliers to approximately 4,000 healthcare provider customers from 42 distribution centers nationwide. Our customers are primarily acute-care hospitals and integrated healthcare networks, which we refer to as IHNs, which account for more than 90% of our revenue. Many of these hospital customers are represented by national healthcare networks, which we refer to as Networks, or group purchasing organizations, which we refer to as GPOs, that offer discounted pricing with suppliers and contract distribution services with us. Our other customers include the federal government and alternate care providers such as clinics, home healthcare organizations, nursing homes, physicians’ offices, rehabilitation facilities and surgery centers. We typically provide our distribution services under contractual arrangements ranging from three to five years. Most of our sales consist of consumable goods such as disposable gloves, dressings, endoscopic products, intravenous products, needles and syringes, sterile procedure trays, surgical products and gowns, urological products and wound closure products. Through our subsidiary Access Diabetic Supply, LLC, which we refer to as Access, we also serve approximately 115,000 individual mail-order customers nationwide with diabetes testing supplies, primarily blood glucose monitors and test strips, along with products for certain other chronic disease categories.

Founded in 1882 and incorporated in 1926 in Richmond, Virginia as a wholesale drug company, we sold the wholesale drug division in 1992 to concentrate on medical and surgical supply distribution. Since then, we have significantly expanded and strengthened our national presence through internal growth and acquisitions, while also expanding our offering in the healthcare industry to include consulting, outsourcing and logistics services beginning in 2002, and the direct-to-consumer distribution of diabetic products in early 2005.

The Medical/Surgical Supply Distribution Industry

Distributors of medical and surgical supplies provide a wide variety of products and services to healthcare providers, including hospitals and hospital-based systems, IHNs and alternate care providers. We contract with these providers directly and through Networks and GPOs. The medical/surgical supply distribution industry continues to grow due to the aging population and emerging medical technology resulting in new healthcare procedures and products. Over the years, healthcare providers have continued to change and model their health systems to meet the needs of the markets they serve. They have forged partnerships with national medical and surgical supply distributors to meet the challenges of managing their supply procurement and distribution needs of their entire network. The traditional role of distributors in warehousing and delivering medical and surgical supplies to customers continues to evolve into the role of assisting customers to manage the entire supply chain.

The overall healthcare market has been characterized by the consolidation of healthcare providers into larger and more sophisticated entities seeking to lower total costs. Healthcare providers face a number of financial challenges, including the cost of purchasing, receiving, storing and tracking medical and surgical supplies. The competitive nature of the medical/surgical supply distribution industry mitigates distributors’ ability to influence pricing, keeping profit margins relatively modest, but distributors have opportunities to help reduce healthcare providers’ costs by offering services to streamline the supply chain through activity-based pricing, consulting and outsourcing services. These trends have driven significant consolidation within the medical/surgical supply distribution industry due to the competitive advantages enjoyed by larger distributors, which include, among other things, the ability to serve nationwide customers, buy inventory in large volume and develop technology platforms and decision-support systems.

Our Business

Through our core distribution business, we purchase a high volume of medical and surgical products from suppliers, store these items in our distribution centers and provide delivery services to our customers. We have 42 distribution centers located throughout the continental United States and one warehousing arrangement in Hawaii. These distribution centers generally serve hospitals and other customers within a 200-mile radius, delivering most customer orders with a fleet of leased trucks. Almost all of our delivery personnel are employees of our company, providing more effective control of customer service. Contract carriers and parcel services are also used in situations where they are more cost-effective. We customize our product pallets and truckloads according to the customers’ needs, thus enabling them to reduce costs when they receive the product.

We strive to make the supply chain more efficient through the use of advanced warehousing, delivery and purchasing techniques, enabling customers to order and receive products using just-in-time and stockless services. A key component of this strategy is a significant investment in advanced information technology, which includes automated warehousing technology, as well as OMDirectSM, an Internet-based product catalog and direct ordering system that supplements existing technologies to communicate with both customers and suppliers. We are also focused on using our technology and experience to provide supply-chain management consulting, outsourcing and logistics services through our OMSolutionsSM professional services unit.

Competitive Advantages

We believe that our strong competitive position is attributable to a number of factors, including the following:

Market-Leading Position with Nationwide Capabilities and Operating Scale

Our market leading position is demonstrated by:

•	our estimated 34% market share of the acute-care hospital market;

•	our 42 distribution centers serving large hospital-based and alternate-care systems and the country’s largest Networks and GPOs in all 50 states; and

•	our ability to generate economies of scale in the purchase, management and distribution of medical and surgical supplies.

Established Relationships with Customers

•	We maintain strong and long-standing customer relationships, including many that have spanned a decade or more.

•	We have long-term contracts with leading Networks and GPOs and we have strong relationships with the individual member hospitals and with customers who do not have Network or GPO affiliations.

Value-Added Services Designed to Increase Supply Chain Efficiencies

We offer our customers a number of complementary services, including:

•	inventory management solutions, such as PANDAC® and SurgiTrack®;

•	information technology solutions, such as WISDOMSM, WISDOM2SM, WISDOM GoldSM, QSight™ and Cyrus; and

•	medical supply-chain management consulting, materials management outsourcing and resource management through OMSolutionsSM.

Long-Standing Relationships with Suppliers

We have well-established relationships with almost all major suppliers of medical and surgical supplies. We believe our well-established relationships are attributable to:

•	the purchase of a high volume of products from almost all major suppliers, enabling us to obtain attractive terms, including discounts for prompt payment and volume incentives; and

•	the development of cross-functional teams to work with our suppliers to improve efficiencies and lower supply chain costs.

Proven Leadership Team with Significant Industry Experience

We have a proven leadership team with significant experience in the healthcare industry. This experience is demonstrated by the following:

•	our chairman and former chief executive officer’s 42 years of experience in the healthcare industry;

•	our executive officers’ combined total of nearly 150 years of experience in the healthcare industry;

•	our reputation for integrity and quality of service in the marketplace; and

•	our ability to create innovative services and solutions for our customers.

Business Strategy

We are committed to expanding our strong market position and increasing revenue, operating earnings, along with cash flow, by capitalizing on our position as a leading provider of supply-chain solutions to our customers and suppliers. We expect to achieve these goals through the following key initiatives:

Operational Excellence

We constantly strive to enhance operational excellence by:

•	maintaining high-quality distribution services, thus lowering costs for ourselves and improving efficiency and satisfaction for our customers;

•	making ongoing investments in technology which allow us to manage operations effectively, ensure high fill rates and pricing accuracy; and

•	using a newly established six-sigma program to streamline and improve processes throughout our distribution network.

We believe this focus on efficiency and accuracy gives us an advantage in the marketplace.

Expand and Differentiate Our Portfolio of Products and Services

We believe we have the opportunity to occupy an expanded position in the supply chain as healthcare provider customers look to outsource supply-chain functions. We plan to achieve this objective by:

•	leveraging our network of distribution facilities, our logistics expertise and our long-standing relationships that make us a trusted partner in healthcare; and

•	expanding our role with hospital customers in supply-chain management through our offering of a number of complementary services, including (1) inventory management solutions, such as PANDAC® and SurgiTrack®; (2) information technology solutions, such as WISDOMSM, WISDOM2SM, WISDOM GoldSM, QSight™ and Cyrus; and (3) medical supply-chain management consulting, materials management outsourcing and resource management through OMSolutionsSM.

Expand Our Reach into Direct-to-Consumer Distribution Business

•	With our January 2005 acquisition of Access, we entered the rapidly-growing, direct-to-consumer healthcare supply market.

•	Access primarily markets blood glucose monitoring devices, test strips and other ancillary products used by diabetics for self-testing.

•	We expect to expand our position in this market and leverage this platform into other home healthcare opportunities.

Recent Developments

Tender Offer for Our Existing Notes

On March 21, 2006, we commenced a tender offer to purchase any and all $200 million aggregate principal amount of our 8 1/2% Senior Subordinated Notes due 2011, which we refer to as the existing notes, and a related solicitation of consents to certain amendments to the indenture governing the existing notes. The tender offer is scheduled to expire at 11:59 p.m., New York City time, on April 17, 2006, unless extended. The consummation of the tender offer is subject to the satisfaction or waiver by us, in our sole discretion, of certain conditions.

We intend to use the net proceeds of this offering, together with cash on hand, to fund the purchase of the existing notes validly tendered and accepted for purchase in the tender offer. To the extent that all existing notes are not tendered in the tender offer, we intend to use any remaining net proceeds from this offering, together with cash on hand, to repay such existing notes at maturity or, at our discretion, to redeem or defease such existing notes under the terms of the related indenture. Assuming all of the existing notes are validly tendered and accepted for purchase in the tender offer, approximately $214.3 million will be required to fund the tender offer (including related fees and expenses). Unless otherwise indicated, the information contained in this prospectus assumes that all of the existing notes will be validly tendered and accepted for purchase in the tender offer.

Amendment to Credit Agreement

On April 3, 2006, we amended our credit agreement that provides for our $250 million revolving credit facility. Generally, the amendment (1) reduces the applicable borrowing rates and fees payable under the revolving credit facility, (2) eliminates the borrowing base limitation applicable to borrowings under the revolving credit facility, (3) increases the amount of certain types of indebtedness that we can incur and (4) extends the term of the credit agreement to May 3, 2011.

Our executive and administrative offices are located at 9120 Lockwood Boulevard, Mechanicsville, Virginia 23116. Our telephone number is (804) 723-7000. Our Internet website is located at www.owens-minor.com. The information contained on or that can be accessed through our website does not constitute part of this prospectus.

The Offering

Issuer	Owens & Minor, Inc.

Securities Offered	$200,000,000 in aggregate principal amount of 6.35% Senior Notes due 2016.

Maturity Date	April 15, 2016.

Interest Payment Dates	April 15 and October 15 of each year, commencing on October 15, 2006.

Ranking

The notes will be our general senior unsecured obligations. Accordingly, they will rank:

•      equal in right of payment to all of our existing and future senior unsecured indebtedness;

•      effectively subordinate to all of our existing and future secured indebtedness, to the extent of the collateral securing such indebtedness;

•      effectively subordinate to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries (other than indebtedness and liabilities owed to us); and

•      senior in right of payment to all our existing and future subordinated indebtedness, if any.

Subsidiary Guarantees

The notes initially will be jointly and severally guaranteed on a senior unsecured basis by all of our subsidiaries that have outstanding, incur or guarantee indebtedness under our revolving credit facility. In the future, the guarantees may be released or terminated under certain circumstances. Each subsidiary guarantee will rank:

•      equal in right of payment to all existing and future senior unsecured indebtedness of the guarantor subsidiary;

•      effectively subordinate to all existing and future secured indebtedness of the guarantor subsidiary, to the extent of the collateral securing such indebtedness; and

•      senior in right of payment to all existing and future subordinated indebtedness of the guarantor subsidiary, if any.

Optional Redemption	The notes will be redeemable prior to maturity, in whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in each case, accrued interest thereon to the date of redemption. See “Description of the Notes—Optional Redemption.”

Mandatory Offer to Repurchase	If a Change of Control Triggering Event (as defined in “Description of the Notes”) occurs, we will be required to make an offer to purchase the notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control.”

Use of Proceeds	We intend to use the proceeds from this offering, together with cash on hand, to fund the purchase of the existing notes validly tendered and accepted for purchase in the tender offer and related consent solicitation we commenced on March 21, 2006, and to pay related fees and expenses. To the extent that all existing notes are not tendered in the tender offer, we intend to use any remaining net proceeds from this offering, together with cash on hand, to repay such existing notes at maturity or, at our discretion, to redeem or defease such existing notes under the terms of the indenture governing the existing notes.

Form	The notes will be issued in book-entry form and will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, or its nominee. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by The Depository Trust Company or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Absence of Established Market for the Notes	The notes are new securities for which there is currently no public market. We cannot assure you that any active or liquid market will develop for the notes. See “Underwriting.”

Risk Factors

Investing in the notes involves risks. You should carefully consider the information contained or incorporated by reference in this prospectus prior to investing in the notes. In particular, we urge you to consider carefully the factors set forth herein under “Risk Factors.”

Summary Historical Financial Information

The following table summarizes certain consolidated historical financial data, which you should read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes incorporated by reference in this prospectus. The summary consolidated financial data as of and for each of the years in the three-year period ended December 31, 2005 have been derived from our audited consolidated financial statements. The consolidated balance sheets as of December 31, 2005 and 2004 and the consolidated statements of operations for each of the years in the three-year period ended December 31, 2005, and the report of independent registered public accounting firm thereon, are incorporated by reference in this prospectus.

	Year Ended December 31,
	2005		2004		2003
(in thousands, except percentages and ratios)
Statement of Income Data:
Revenue	$4,822,414		$4,525,105		$4,244,067
Gross margin	516,112		463,299		436,402
Operating earnings	117,432		110,129		105,711
Interest expense, net	11,858		12,258		14,168
Net income(1)	64,420		60,500		53,641

Balance Sheet Data (end of year):
Cash and cash equivalents	$71,897		$55,796		$16,335
Working capital (including cash)	405,684		433,945		385,743
Total assets	1,239,850		1,131,833		1,045,748
Total debt	205,828		207,665		209,558
Total shareholders’ equity	511,998		460,256		410,355

Other Financial Data:
Cash provided by operating activities	$135,374		$58,654		$94,904
Gross margin as a percent of revenue	10.7%		10.2%		10.3%
Operating earnings as a percent of revenue(1)	2.4%		2.4%		2.5%
Ratio of earnings to fixed charges(2)	4.7	x	4.8	x	3.9	x
Pro forma ratio of earnings to fixed charges(2)(3)	5.6	x

(1)	In 2005 and 2004, net income included software impairment charges of $3.5 million and $1.0 million, or $2.1 million and $0.6 million net of tax.
(2)	For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of income before income taxes and fixed charges, excluding capitalized interest. “Fixed charges” consist of interest expense, capitalized interest, discount on accounts receivable securitization, amortization of debt issuance costs, distributions on mandatorily redeemable preferred securities and one-third of rental expense (the portion considered representative of the interest factor).
(3)	Gives effect to the completion of this offering and the application of the net proceeds therefrom, together with cash on hand, as described in “Use of Proceeds” and assumes that all of the existing notes will be validly tendered and accepted for purchase in the tender offer.

RISK FACTORS

An investment in the notes involves risks, including risks inherent in our business. You should carefully consider the following factors as well as other information contained and incorporated by reference in this prospectus before deciding to invest in the notes, including the factors listed under “Certain Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2005, which Form 10-K is incorporated by reference in this prospectus.

Risks Related to the Notes

Leverage—Our indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations under the notes.

As of December 31, 2005, on a pro forma basis after giving effect to the completion of this offering and the application of the net proceeds therefrom, together with cash on hand, as described under “Use of Proceeds,” we would have had total indebtedness of approximately $202.3 million, of which $200.0 million would have consisted of the outstanding notes and the balance would have consisted of approximately $2.3 million of other debt. Our company and our subsidiaries will be permitted to incur additional indebtedness in the future.

Our ability to make scheduled payments of principal of, or to pay the interest or liquidated damages, if any, on, or to refinance, our indebtedness (including the notes), or to fund planned capital expenditures, acquisitions and other strategic initiatives will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our management believes that cash flow from operations and available cash, together with available borrowings under our revolving credit facility, will be adequate to meet our future liquidity needs. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available under our revolving credit facility in an amount sufficient to enable us to service our indebtedness, including the notes, or to fund our other liquidity needs.

Restrictive Covenants—Restrictive Covenants in our revolving credit facility may adversely affect our business.

Our revolving credit facility contains financial and other restrictive covenants that will limit our ability to, among other things, borrow additional funds. Our failure to comply with such covenants, including financial ratio tests, could result in an event of default which, if not cured or waived, would prevent us from making additional borrowings under such facility and could result in our debt under such facility being accelerated, each of which could have a material adverse effect on us.

Subsidiary Guarantees—Under certain circumstances, the subsidiary guarantees will be released.

If a subsidiary does not have outstanding or guarantee indebtedness under our revolving credit facility, the guarantee of such subsidiary will be released. If all of the subsidiary guarantors are released from their guarantees of the notes, our subsidiaries will have no obligation to pay any amounts due on the notes or to provide us with funds for the payment of our obligations.

In the event of the release of any subsidiary guarantor’s guarantee, our right, as an equity holder of such subsidiary or subsidiaries, to receive any assets of such subsidiary or subsidiaries upon its or their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, and to that subsidiary’s preferred shareholders, if any.

As of December 31, 2005, on a pro forma basis after giving effect to the completion of this offering, the total balance sheet liabilities of our subsidiaries would have been approximately $655.5 million. The subsidiaries may have other liabilities, including contingent liabilities, that are significant.

Effect of Leverage Ratio or Ratings Downgrade—An increase in our consolidated leverage ratio or a downgrading of the ratings on our debt will cause our debt service obligations to increase.

Borrowings under our revolving credit facility bear interest at floating rates. The rates are subject to adjustment based on the ratio of our consolidated debt to our consolidated EBITDA over relevant periods and the ratings of our senior unsecured long-term debt by Standard & Poor’s Ratings Services, or S&P, and Moody’s Investors Services, or Moody’s. An increase in the ratio of our consolidated debt to our consolidated EBITDA over relevant periods, the downgrading of both ratings by S&P and Moody’s or an increase in benchmark interest rates would result in an increase of our interest expense on borrowings under our revolving credit facility. In addition, the downgrading of our ratings could materially increase the cost of any additional funding. Any downgrading of our ratings would also have an adverse effect on the trading prices for the notes.

Holding Company Structure—Because a significant portion of our operations is conducted through our subsidiaries, our ability to service our debt is largely dependent on our receipt of distributions or other payments from our subsidiaries.

A significant portion of our operations is conducted through our subsidiaries. As a result, our ability to service our debt is largely dependent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings and other business considerations and may be subject to statutory or contractual restrictions.

Not All Subsidiaries Are Guarantors—Your right to receive payments on the notes could be adversely affected if any of our non-guarantor subsidiaries declare bankruptcy, liquidate or reorganize.

Some but not all of our subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

Secured Debt—The notes will be effectively subordinated to all of our secured debt.

The notes will not be secured by any of our property or assets. Thus, by owning a debt security, holders of the notes offered by this prospectus will be our unsecured creditors. As of December 31, 2005, we had $1.3 million of capital leases. However, the indenture governing the notes described in this prospectus will, subject to some limitations, permit us to incur secured indebtedness and the notes will be effectively subordinated to any secured indebtedness we may incur to the extent of the value of the collateral securing such indebtedness.

Fraudulent Conveyance—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.

Under applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent transfer law, the subsidiary guarantees could be voided, or claims in respect of the subsidiary guarantees could be subordinated to the debts of that guarantor, if, among other things, any guarantor, at the time it incurred the obligation evidenced by its subsidiary guarantee:

•	received or receives less than reasonably equivalent value or fair consideration therefor; and

•	either:

•	was or is insolvent or rendered insolvent by reason of such occurrence;

•	was or is engaged in a business or transaction for which the assets remaining with such guarantor constituted unreasonably small capital; or

•	intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, the payment of amounts by a guarantor pursuant to a subsidiary guarantee could be voided and required to be returned to the person making such payment, or to a fund for the benefit of such guarantor, as the case may be.

The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the saleable value of all of its assets at a fair valuation;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

To the extent a subsidiary guarantee is voided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the notes would not have any claim against that subsidiary and would be creditors solely of us and any other subsidiary guarantors whose guarantees are not held unenforceable.

Possible Inability to Fund a Change of Control Offer—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

If a change of control triggering event occurs, we will be required under the indenture to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase. However, there can be no assurance that sufficient funds will be available at the time of any change of control triggering event to make any required repurchases of notes tendered or that restrictions in our revolving credit facility will allow us to make such required repurchases. Notwithstanding these provisions, we could enter into certain transactions, including certain recapitalizations, that would not constitute a change of control but would increase the amount of debt outstanding at such time. Any future credit agreements or other agreements relating to other debt to which we become a party may contain restrictions and provisions and may also prohibit us from purchasing notes. In the event a change of control triggering event occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our other lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such consent or repay such borrowings, we will remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an event of default under the indenture which could, in turn, constitute a default under other debt, including secured debt.

Absence of Public Market—An active trading market for the notes may not develop, which could make it more difficult for holders of the notes to sell their notes or result in a lower price at which holders would be able to sell their notes or both.

There is currently no established trading market for the notes, and there can be no assurance as to the liquidity of any markets that may develop for the notes, the ability of the holders of the notes to sell their notes or the price at which such holders would be able to sell their notes. If such a market were to exist, the notes could trade at prices that may be lower than the initial market values of the notes depending on many factors, including prevailing interest rates and our business performance. In addition, we do not intend to list the notes on any securities exchange or any automated quotation system. Certain of the underwriters have advised us that they currently intend to make a market in the notes after the consummation of this offering, as permitted by applicable laws and regulations. However, none of the underwriters are obligated to do so, and any market making with respect to the notes may be discontinued at any time without notice. See “Underwriting.”

CAPITALIZATION

The table below shows our cash and cash equivalents and capitalization as of December 31, 2005:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the completion of this offering and the application of the net proceeds therefrom, together with cash on hand, as described in “Use of Proceeds.”

You should read the information in this table in conjunction with “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes incorporated by reference in this prospectus.

	December 31, 2005
	Actual	As Adjusted
		(unaudited)
(in thousands)
Cash and cash equivalents	$71,897	$55,706

Debt (including current maturities):
Revolving credit facility(1)	$—	$—
8 1/2% senior subordinated notes(2)(3)	203,556	—
Notes offered hereby(4)	—	199,878
Other	2,272	2,272

Total debt	205,828	202,150

Shareholders’ equity:
Common stock	79,781	79,781
Paid-in capital	133,653	133,653
Retained earnings	307,353	300,461
Accumulated other comprehensive loss	(8,789)	(8,789)

Total shareholders’ equity	511,998	505,106

Total capitalization	$717,826	$707,256

(1)	As of December 31, 2005, we had $237.8 million of borrowing availability under our revolving credit facility, as $12.2 million of availability was reserved for certain letters of credit. On April 3, 2006, we amended our credit agreement to, among other things, eliminate the borrowing base limitation applicable to borrowings under the revolving credit facility. See “Prospectus Summary—Recent Developments—Amendment to Credit Agreement.”
(2)	Includes a fair value adjustment of $3.6 million in accordance with the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Certain Derivative Instruments and Certain Hedging Activities.
(3)	The As Adjusted amount assumes that all of the existing notes will be validly tendered and accepted for purchase in the tender offer. See “Prospectus Summary—Recent Developments—Tender Offer.”
(4)	Reflects $200.0 million of the notes net of unamortized discount of $122,000.

FORWARD-LOOKING STATEMENTS

Some of the information presented in this prospectus, including the documents incorporated by reference herein, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe our expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of our knowledge of our business and operations, all forward-looking statements involve risks and uncertainties and, as a result, actual results could differ materially from those projected, anticipated or implied by these statements. Such forward-looking statements involve known and unknown risks, including, but not limited to:

•	general economic and business conditions;

•	the ability of the company to implement its strategic initiatives;

•	dependence on sales to certain customers;

•	the ability to retain existing customers and the success of marketing and other programs in attracting new customers;

•	dependence on suppliers;

•	the ability to adapt to changes in product pricing and other terms of purchase by suppliers of product;

•	changes in manufacturer preferences between direct sales and wholesale distribution;

•	competition;

•	changing trends in customer profiles and ordering patterns;

•	the ability of the company to meet customer demand for additional value-added services;

•	the availability of supplier incentives;

•	access to special inventory buying opportunities;

•	the ability of business partners to perform their contractual responsibilities;

•	the ability to manage operating expenses;

•	the ability of the company to manage financing costs and interest rate risk;

•	the risk that a decline in business volume or profitability could result in an impairment of goodwill;

•	the ability to timely or adequately respond to technological advances in the medical supply industry;

•	the ability to successfully identify, manage or integrate acquisitions;

•	the costs associated with and outcome of outstanding and any future litigation, including product and professional liability claims;

•	the outcome of outstanding tax contingencies;

•	changes in government regulations, including healthcare laws and regulations;

•	changes in reimbursement guidelines of Medicare and Medicaid and/or reimbursement practices of private healthcare insurers; and

•	other factors detailed from time to time in the reports we file with the Securities and Exchange Commission, or the SEC.

We assume no obligation to provide revisions to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of consolidated earnings to fixed charges for the years indicated:

	Year Ended December 31,
	Pro Forma 2005(1)	2005	2004	2003	2002	2001
Ratio of earnings to fixed charges	5.6x	4.7x	4.8x	3.9x	3.3x	2.3x

For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of income before income taxes and fixed charges, excluding capitalized interest. “Fixed charges” consist of interest expense, capitalized interest, discount on accounts receivable securitization, amortization of debt issuance costs, distributions on mandatorily redeemable preferred securities and one-third of rental expense (the portion considered representative of the interest factor).

(1)	Gives effect to the completion of this offering and the application of the net proceeds therefrom, together with cash on hand, as described in “Use of Proceeds” and assumes that all of the existing notes will be validly tendered and accepted for purchase in the tender offer.

USE OF PROCEEDS

The net proceeds to Owens & Minor from the sale of the notes in this offering are estimated to be approximately $198.1 million after deducting the underwriting discount and estimated offering expenses.

We intend to use the net proceeds from this offering, together with cash on hand, to fund the purchase of the existing notes validly tendered and accepted in the tender offer. To the extent that all existing notes are not tendered in the tender offer, we intend to use any remaining net proceeds from this offering, together with cash on hand, to repay such existing notes at maturity or, at our discretion, to redeem or defease such existing notes under the terms of the indenture governing the existing notes. The existing notes mature on July 15, 2011 and bear interest at the rate of 8 1/2% per annum.

Pending their ultimate use, we intend to use any remaining net proceeds from this offering to repay outstanding indebtedness under our revolving credit facility, if any, or we may invest such net proceeds in short-term, investment grade, interest bearing securities, certificates of deposit or direct guarantee obligations of the United States.

DESCRIPTION OF THE NOTES

This description does not describe every aspect of the notes or the indenture under which the notes are to be issued. You must look to the indenture for the most complete description of what we describe in summary form in this prospectus. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as indicated under “Where You Can Find More Information.”

When we refer to “the Company,” “we,” “our,” or “us” in this section, we refer only to Owens & Minor, Inc. and not its subsidiaries.

General

The notes will be issued under the indenture to be dated as of April 7, 2006, among us, the guarantors and SunTrust Bank, as trustee. The notes will be our senior unsecured obligations initially issued in an aggregate principal amount of $200.0 million and will mature on April 15, 2016.

The notes will bear interest at the rate per annum shown on the cover page hereof from April 15, 2006 or from the most recent date to which interest has been paid or provided for, payable semi-annually on April 15 and October 15 of each year, commencing on October 15, 2006 to the persons in whose names the notes are registered at the close of business on the regular record date which is the next preceding April 1 or October 1, respectively.

The notes will not be secured by any of our property or assets. Thus, by owning a note, you are one of our unsecured creditors. The notes will constitute part of our senior debt and will rank equally with all of our other unsecured and unsubordinated debt.

The indenture does not limit our ability or the ability of our subsidiaries to incur additional indebtedness. As of December 31, 2005, after giving pro forma effect to the completion of this offering and the application of the net proceeds therefrom, together with cash on hand, as described in “Use of Proceeds,” we and our subsidiaries would have had approximately $202.3 million of indebtedness outstanding, consisting of $201.0 million of indebtedness which would rank equally with the notes and $1.3 million of secured indebtedness which would effectively be senior to the notes. The indenture will, subject to certain limitations, permit us to incur secured indebtedness and the notes will be effectively subordinated to any secured indebtedness that we incur to the extent of the value of the assets securing such indebtedness. The notes also will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries that will not guarantee the notes. As of December 31, 2005, our non-guarantor subsidiaries did not have any indebtedness or other liabilities.

We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the indenture, equal in rank to the notes in all respects (except as to the issue date, the issue price and first interest payment date) so that the new notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption and otherwise as the notes issued under this prospectus.

The notes will be issued in denominations of $2,000 and integral multiples of $1,000 thereof.

Payments on the Notes

We will pay interest to you if you are a holder listed in the trustee’s records at the close of business on the regular record date, even if you no longer own the note on the interest payment date. Holders buying and selling notes must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the notes to pro rate interest fairly between buyer and seller. This pro rated interest amount is called accrued interest.

Payments of the principal and premium in respect of notes, if any, that are not global securities will be made upon the surrender of notes at the office or agency of the Company maintained for that purpose in the City of New York designated from time to time by the trustee. We may also arrange for additional paying agents, and may change paying agents. We may also choose to act as our own paying agent. We must notify the trustee of changes in the paying agents. Payments of interest will be made by check mailed to holders at their addresses set forth in the security register; provided, however, that payments of interest will be made by wire transfer if a holder of at least $1.0 million in principal amount of notes has given wire transfer instructions to the trustee at least five business days prior to the applicable interest payment date. All payments of notes that are represented by global securities will be made by the transfer of immediately available funds to the nominee of the depositary for the notes. All money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else.

Subsidiary Guarantees

The notes will be guaranteed by each of our current and future domestic subsidiaries that have outstanding, incur or guarantee Specified Indebtedness. These subsidiary guarantees will be joint and several obligations of the guarantors. The obligations of each guarantor under its subsidiary guarantee will be limited as necessary to prevent that subsidiary guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Fraudulent Conveyance—Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.”

A guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such guarantor is the surviving person), another Person, other than us or another guarantor, unless immediately after giving effect to that transaction, no default or event of default exists and the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that guarantor under the indenture pursuant to a supplemental indenture satisfactory to the trustee or by operation of law. The subsidiary guarantee of a guarantor will be released at such time as such guarantor ceases to have outstanding or guarantee any Specified Indebtedness.

Security Register

The security register for the notes will be maintained at an office in the City of New York designated by the trustee.

Optional Redemption

We may redeem the notes in whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in each case, accrued interest thereon to the date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of notes to be redeemed and will set forth the formula for, and the calculation of, the redemption price of the notes.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

Sinking Fund

There is no provision for a sinking fund applicable to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control Triggering Event occurs, you will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000 in excess thereof) of your notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, we will offer payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest, if any, on the notes repurchased, to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event, we will mail a notice to you describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

On the Change of Control Payment Date, we will, to the extent lawful:

(1)     accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)     deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)     deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by the Company.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in the principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

Except as described above with respect to a Change of Control Triggering Event, the indenture does not contain provisions that permit you to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party (1) makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and (2) purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

Any future credit agreements or other agreements relating to other senior debt to which we become a party may contain restrictions and provisions and may also prohibit us from purchasing notes. In the event a Change of Control Triggering Event occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our other lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such consent or repay such borrowings, we will remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes would constitute an event of default under the indenture which could, in turn, constitute a default under other debt, including secured debt.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and our Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under New York law, which governs the indenture. Accordingly, your ability to require us to repurchase your notes as a result of a sale, lease, transfer, conveyance, or other disposition of less than all of the assets of us and our Subsidiaries taken as a whole to another Person or group may be uncertain.

Removal of Repurchase Obligation upon Change of Control

From and after the first date on which both:

(a)     the notes have Investment Grade Ratings from all three Rating Agencies, and

(b)     no default or event of default shall have occurred and be continuing under the indenture (collectively, a “Ratings Event”),

the Company and its Subsidiaries shall cease to be subject to the “Change of Control” provision of the indenture.

As a result, the notes will be entitled to substantially less covenant protection from and after the occurrence of a Ratings Event. The removed provision will not be reinstated even if the Company subsequently does not satisfy the requirements set forth in clauses (a) and (b) above.

Restrictive Covenants

Restrictions on Secured Debt

Subject to certain exceptions, the Company will not, nor will it permit any Subsidiary to, issue, incur, assume, or guarantee any Indebtedness secured by a mortgage, pledge, lien, security interest, or encumbrance (“lien”), upon any Property of the Company or any Subsidiary without effectively providing that the notes shall be equally and ratably secured with, or prior to, such Indebtedness, unless, after giving effect to such lien, the aggregate amount of the secured debt then outstanding (not including Indebtedness secured by liens permitted below) plus the value of all sale and leaseback transactions described below (other than those described in paragraphs (1) and (2) of the covenant described under “—Restrictions on Sales and Leasebacks” below) would not exceed 10% of our Consolidated Net Worth. The restrictions do not apply to debt secured by the following:

•	liens existing as of the date when we first issue notes pursuant to the indenture;

•	liens on property created at the time of acquisition of such property or within six months after such time to secure all or part of the cost of acquiring, constructing or improving all or any part of such property, or to secure debt incurred no later than six months after the time of acquisition or the date of completion of construction or improvement or the date of commencement of full operations to provide funds for the reimbursement of funds expended for the foregoing purposes;

•	liens existing on any property of a corporation or other entity at the time it became or becomes a Subsidiary of the Company (provided that the lien has not been created or assumed in contemplation of that corporation or other entity becoming a Subsidiary of the Company);

•	liens securing Indebtedness owing by a Subsidiary to the Company or to one or more of its Subsidiaries;

•	rights of set-off over deposits of the Company or its Subsidiaries held by financial institutions;

•	liens in favor of any governmental authority of any jurisdiction securing the obligation of the Company or any of its Subsidiaries pursuant to any contract or payment owed to that entity pursuant to applicable laws, regulations or statutes;

•	any extension, renewal, substitution or replacement of the foregoing, provided that the principal amount is not increased and that such lien is not extended to other property except for the amount of any premium required to be paid in connection with such extension, renewal, substitution or replacement pursuant to the terms of the Indebtedness extended, renewed, substituted or replaced or the amount of any premium reasonably determined by the Company as necessary to accomplish such extension, renewal, substitution or replacement by means of a tender offer, exchange offer or privately negotiated repurchase, plus the expenses of the Company or such Subsidiary incurred in connection with such extension, renewal, substitution or replacement; and

•	liens in favor of the trustee as provided for in the indenture on money or property held in its capacity as trustee.

Restrictions on Sales and Leasebacks

The Company will not, and will not permit any Subsidiary to, enter into any sale and leaseback transaction covering any Property after the date when we first issue notes pursuant to the indenture unless:

(1)	the sale and leaseback transaction:

(A)	involves a lease for a period, including renewals, of not more than three years;

(B)	involves newly constructed property, and the sale or transfer occurs within 120 days after the completion of construction of full operation thereof; provided, however, that if the sale and leaseback transaction involves new construction on real property acquired by the Company more than 120 days prior to the date of the sale and leaseback transaction, then such sale and leaseback transaction shall be deemed a permissible sale and leaseback transaction under this clause but only to the extent of the value of the newly constructed property;

(C)	occurs within 120 days from the date of the acquisition of the property subject thereto;

(D)	involves the Company’s Headquarters Facility; or

(E)	is with the Company or one of its Subsidiaries; or

(2)	the Company or any Subsidiary, within 120 days after the sale and leaseback transaction shall have occurred, applies or causes to be applied an amount equal to the value of the property so sold and leased back at the time of entering into such arrangement to the prepayment, repayment, redemption, reduction or retirement of any Indebtedness of the Company or any Subsidiary that is not subordinated to the notes and that has a stated maturity of more than twelve months; or

(3)	the Company or such Subsidiary would be entitled pursuant to the covenant described under “—Restrictions on Secured Debt” above to create, incur, issue or assume Indebtedness secured by a lien in the property without equally and ratably securing the notes.

Additional Subsidiary Guarantees

Any Subsidiary of the Company that incurs, has outstanding or guarantees any Specified Indebtedness will, simultaneously with such incurrence or guarantee (or, if the Subsidiary has outstanding or guarantees Specified Indebtedness at the time of its creation or acquisition, at the time of such creation or acquisition) become a guarantor and execute and deliver to the trustee a supplemental indenture pursuant to which such Subsidiary will agree to guarantee the Company’s obligations under the notes.

Certain Other Covenants

The indenture will contain certain other covenants regarding, among other matters, corporate existence, payment of taxes and reports to holders of notes.

Merger, Consolidation, Sale, Lease or Conveyance

The Company will agree not to merge or consolidate with or into any other Person and will agree not to sell, lease or convey, in a single transaction or in a series of transactions, all or substantially all of its assets to any Person, unless:

•	the continuing or successor corporation (if other than the Company) or the Person that acquires all or substantially all of its assets is a corporation organized and existing under the laws of the United States or a State thereof or the District of Columbia and expressly assumes all its obligations under the notes and the indenture or assumes such obligations as a matter of law;

•	immediately after giving effect to such merger, consolidation, sale, lease or conveyance, there is no default or event of default under the indenture; and

•	the Company delivers or causes to be delivered to the trustee an officers’ certificate and opinion of counsel each stating that the merger, consolidation, sale, lease or conveyance complies with the indenture.

Default and Related Matters

Events of Default

You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

What Is an Event of Default?    The term “even of default” means, with respect to the notes, any of the following:

•	we do not pay the principal of or any premium on a note on its due date;

•	we do not pay interest on a note within 30 days of its due date;

•	we fail to comply with the conditions described above under “––Merger, Consolidation, Sale, Lease or Conveyance;”

•	we fail to perform or remain in breach of any covenant contained in the indenture for the benefit of the notes or any other term of the indenture for 60 days after we receive a written notice of default stating we are in breach and requiring it to be remedied. The notice must be sent by either the trustee or holders of at least 25% of the aggregate principal amount of the outstanding notes;

•	we or any Significant Subsidiary defaults under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our Significant Subsidiaries (or the payment of which is guaranteed by us or any of our Significant Subsidiaries), other than indebtedness owed to us or a Significant Subsidiary, whether such indebtedness or guarantee now exists, or is created after the date of the applicable indenture, which default:

(a)     is caused by a failure to pay principal of, or interest or premium on such indebtedness prior to the expiration of the grace period provided in such indebtedness (“payment default”); or

(b)     results in the acceleration of such indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $25 million or more;

•	we or any Significant Subsidiary files for, or consents to the filing of, bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur; or

•	any subsidiary guarantee ceases to be in full force and effect (except as contemplated by the terms thereof) or any guarantor or Person acting by or on behalf of such guarantor denies or disaffirms its obligations under the indenture or any subsidiary guarantee.

Remedies If an Event of Default Occurs.    If an event of default has occurred and has not been cured, the trustee or the holders of 25% in aggregate principal amount of the outstanding notes may declare the entire principal amount of all the notes to be due and immediately payable. This is called a declaration of acceleration of maturity. If, however, we or any Significant Subsidiary files for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur, all of the notes shall become immediately due and payable without any declaration of acceleration of maturity or any other action on the part of the trustee or the holders of the notes. After any such acceleration, but before a judgment or decree based on acceleration is entered and becomes final, the holders of a majority in aggregate principal amount of the outstanding notes may, under certain circumstances, rescind and annul such acceleration and its consequences if all events of default in respect of the notes, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the indenture and certain other conditions are met. See “––Modification and Waiver.”

Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability, called an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture with respect to the notes. The trustee may withhold notice of any default, except a default in the payment of principal or interest, from the holders of the notes if the trustee in good faith considers it to be in the interest of holders to do so.

Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the notes, the following must occur:

•	you must give the trustee written notice that an event of default has occurred and remains uncured;

•	the holders of at least 25% in aggregate principal amount of the outstanding notes must make written request that the trustee take action because of the event of default, and must offer satisfactory indemnity to the trustee against the cost, expenses and liabilities of taking that action;

•	the trustee must have not received during the 60-day period referred to below from holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with the written notice; and

•	the trustee must have not taken action for 60 days after receipt of the above notice, request and offer of indemnity.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your note on or after its due date.

Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the notes issued under it, or else specifying any default or event of default and its status.

Modification and Waiver

There are three types of changes we can make to the indenture and the notes.

Changes Requiring Your Approval.    First, there are changes that cannot be made to the notes without the approval of each holder affected thereby. Following is a list of those types of changes:

•	change the payment date of the principal or any installment of principal or interest on a note;

•	reduce any other amounts due on a note;

•	reduce the amount of principal due and payable upon acceleration of the maturity of a note following a default;

•	change the place or currency of payment on a note;

•	impair your right to institute suit to enforce any payment of any amount due on your note;

•	change the relative seniority or ranking of a note;

•	reduce the percentage in aggregate principal amount of the notes whose consent is needed to modify or amend the indenture or any supplement thereto;

•	reduce the percentage in principal amount of the notes whose consent is needed to waive our compliance with certain provisions of the indenture or any supplement thereto or to waive certain defaults;

•	release any guarantor from any of its obligations under its guarantee or the indenture, except in accordance with the terms of the indenture; and

•	modify any other aspect of the provisions dealing with modification and waiver of the indenture or any supplement thereto.

Changes Requiring a Majority Vote.    The second type of change to the indenture or any supplement thereto and the notes is the kind that requires a vote in favor by holders owning a majority of the principal amount of the outstanding notes. Most other changes, including waivers, as described below, fall into this category, except for changes noted above as requiring the approval of the holders of each note affected thereby, and, as noted below, changes not requiring any approval.

We would need a vote by holders of a majority of the principal amount of the outstanding notes, to obtain a waiver of certain of the restrictive covenants, including the covenants described above under “—Restrictive Covenants—Restrictions on Secured Debt” and “—Restrictive Covenants—Restrictions on Sales and Leasebacks.” We also need holders of a majority of the principal amount of the outstanding notes to obtain a waiver of any past default with respect to the notes, except a payment default listed in the first or second category described above under “—Default and Related Matters—Events of Default—What is an Event of Default?”

Changes Not Requiring Approval.    The third type of change does not require any vote by holders of the notes. This type is limited to clarifications and certain other changes that would benefit or would not adversely affect holders of the notes.

Further Details Concerning Voting.    The notes will not be considered outstanding, and therefore will not be eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption or if they have been fully defeased, as described under “Defeasance—Legal Defeasance.” Notes owned by us or any of our affiliates will also not be considered outstanding or eligible to vote.

If we determine to set a record date, we will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to vote or take other action under the indenture. In some circumstances, the trustee will be entitled to set a record date for action by holders. If the trustee sets a record date for a vote or other action to be taken by holders of the notes, that vote or action may be taken only by persons who are holders of outstanding securities of the notes on the record date and the action voted upon must be effective within 90 days following the record date.

Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change an indenture or the notes request a waiver.

Defeasance

Legal Defeasance

If there is a change in federal income tax law, as described below, we can legally release ourselves and the guarantors from any payment or other obligations, with certain limited exceptions, on the notes, called legal defeasance, if we put in place the following arrangements for you to be repaid:

•	we must deposit, or cause to be deposited, in trust for your benefit and the benefit of all other holders of the notes an amount of cash and U.S. government notes or bonds that will generate enough cash to make interest, principal, premium and any other payments on the notes on their due date;

•	we must deliver to the trustee a legal opinion of our counsel that is based on and confirms the tax law change described below;

•	no event of default or event that with the passage of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing at the time of the deposit described above (other than resulting from the borrowing of funds to be applied to such deposit) or, with respect to an event or default described in the sixth bullet point under “Default and Related Matters—Events of Default—What is an Event of Default”, on the later of (1) the 91st day after the date of the deposit or (2) the day ending on the day following the expiration of the longest preference period under any bankruptcy law applicable to the Company in respect of such deposit;

•	such deposit and defeasance will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound; and

•	we must comply with certain other conditions.

There must be a change in current federal income tax law or a U.S. Internal Revenue Service ruling that lets us make the above deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and just repaid the notes at maturity or redemption.

In the event of legal defeasance you would have to rely solely on the trust holding the deposited cash and/or U.S. government notes or bonds for repayment of the notes. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

Covenant Defeasance

Under current federal income tax law, we can make the same type of deposit described above under “—Defeasance—Legal Defeasance” and be released from some of the restrictive covenants in the notes. This is called covenant defeasance. In that event, you would lose the protection of those restrictive covenants but would gain the protection of having cash and/or U.S. government notes or bonds set aside in trust to repay the notes. In order to achieve covenant defeasance, we must do the following:

•	we must deposit, or cause to be deposited, in trust for your benefit and the benefit of all other holders of the notes an amount of cash and U.S. government notes or bonds that will generate enough cash to make interest, principal, premium and any other payments on the notes on their due date;

•	we must deliver to the trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the notes any differently than if we did not make the deposit and just repaid the notes at maturity or redemption;

•

no event of default or event that with the passage of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing at the time of the deposit described above (other than resulting from the borrowing of funds to be applied to such deposit) or, with respect to an event of default described in the sixth bullet point under “Default and Related Matters—Events of

Default—What is an Event of Default”, on the later of (1) the 91st day after the date of the deposit or (2) the day ending on the day following the expiration of the longest preference period under any bankruptcy law applicable to the Company in respect of such deposit;

•	such deposit and defeasance will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound; and

•	we must comply with certain other conditions.

If we accomplish covenant defeasance, the following provisions, among others, of the indentures and the notes would no longer apply:

•	our promises previously described under “—Repurchase at the Option of Holders,” “—Restrictive Covenants—Restrictions on Secured Debt” and “—Restrictive Covenants––Restrictions on Sales and Leasebacks;” and

•	the events of default relating to breach of covenants, described under “—Default and Related Matters—Events of Default—What Is an Event of Default?”.

If we accomplish covenant defeasance, you could still look to us for repayment of the notes if there were a shortfall in the trust. In fact, if one of the remaining events of default occurs, such as our bankruptcy, and the notes become immediately due and payable, there may be a shortfall in the trust.

Notices

We and the trustee will send notices regarding the notes only to holders at their addresses as listed in the records of the security registrar.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry System

The notes initially will be represented by one or more registered global securities (the “Registered Global Security”) registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the “Depository”)), or such other name as may be requested by an authorized representative of the Depository. Accordingly, beneficial interests in the notes will be shown on, and transfers of the notes will be effected only through, records maintained by the Depository and its participants. Except as described below, owners of beneficial interests in the Registered Global Security representing the notes will not be entitled to receive notes in definitive form and will not be considered holders of notes under the indenture.

The Depository has advised the Company and the underwriters as follows: The Depository Trust Company is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depository holds securities that its participants (“Direct Participants”) deposit with the Depository. The Depository also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including certain of the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the Depository’s book-entry system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depository and its Direct and Indirect Participants are on file with the SEC.

Purchases of notes under the Depository’s system must be made by or through Direct Participants, which will receive a credit for such notes on the Depository’s records. The ownership interest of each actual purchaser of notes represented by the Registered Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from the Depository of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Security representing notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive notes in definitive form, except in the event that use of the book-entry system for such notes is discontinued or upon the occurrence of certain other events described in the prospectus.

To facilitate subsequent transfers, the Registered Global Security representing notes that are deposited by Direct Participants is registered in the name of the Depository’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of the Depository. The deposit of the Registered Global Security with the Depository and its registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. The Depository has no knowledge of the actual Beneficial Owners of the Registered Global Security representing the notes; the Depository’s records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither the Depository nor Cede & Co. (or any other Depository nominee) will consent or vote with respect to the Registered Global Security representing the notes. Under its usual procedures, the Depository mails an omnibus proxy to the Company as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal, premium, if any, and interest payments on the Registered Global Security representing the notes will be made to Cede & Co., or such nominee as may be requested by an authorized representative of the Depository. The Depository’s practice is to credit Direct Participants’ accounts upon the Depository’s receipt of funds and corresponding detail information from the Company or the trustee on the payment date in accordance with their respective holdings shown on the Depository’s records. Payments by Direct and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of those Direct and Indirect Participants and not of the Depository, the trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee) is the responsibility of the Company or the trustee, disbursement of those payments to Direct Participants is the responsibility of the Depository, and disbursement of those payments to the Beneficial Owners is the responsibility of the Direct and Indirect Participants. Neither the Company nor the trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the notes by the Depository or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depository or the Direct or Indirect Participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

The Depository may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to the Company or the trustee. Under such circumstances, and in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

We may decide to discontinue use of the system of book-entry transfers through the Depository (or a successor securities depository). In that event, notes in definitive form will be printed and delivered.

Special Situations When Global Security Will Be Exchanged For Physical Certificates

In a few special situations described below, interests in the global security will be exchanged for physical certificates representing notes. After that exchange, the choice of whether to hold notes directly or indirectly will be up to you. You must consult your own bank or broker to find out how to have your interests in notes transferred to your own name, so that you will be a direct holder. The rights of direct and indirect holders in the notes are described below under “—Direct Holders” and “––Indirect Holders.”

The special situations when a global security may be exchanged for physical certificates are:

•	when the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary and no successor depositary has been appointed within 90 days after this notice;

•	when we notify the trustee that we wish to exchange physical certificates for the global security, provided that we understand that under current industry practices, the Depository would notify its participants of this determination, but would only withdraw beneficial interests from a global security at the request of participants; or

•	when an event of default on the notes has occurred and has not been cured.

Defaults are discussed above under “––Default and Related Matters.”

When physical certificates are to be exchanged for a global security, the depositary (and not we or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders of the physical certificates.

Direct Holders

Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, are only to persons or entities who are the direct holders of notes (i.e., those who are registered as holders of notes). As noted below, we do not have obligations to you if you hold through indirect means, either because you choose to hold notes in that manner or because the notes are issued in the form of global securities as described above. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that registered holder is legally required to pass the payment along to you as a street name customer but does not do so.

Indirect Holders

Investors who hold notes in accounts at banks or brokers will not be recognized by us as legal holders of notes. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the notes, either because they agree to do so in their customer agreements or because they are legally required to do so. If you hold notes in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting if ever required;

•	whether and how you can instruct it to send you notes registered in your own name so you can be a direct holder as described below; and

•	how it would pursue rights under the notes if there were a default or other event triggering the need for holders to act to protect their interests.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Below Investment Grade Rating Event” means the notes are rated below an Investment Grade Rating by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of the Change of Control (which 60-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies).

“Capital Stock” means:

(1)     in the case of a corporation, corporate stock;

(2)      in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)      in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)      any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Change of Control” means the occurrence of any of the following:

(1)      the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of us and our subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than us or one of our Subsidiaries;

(2)      the adoption of a plan relating to the liquidation or dissolution of the Company (other than in a transaction that complies with the covenant described under “—Merger, Consolidation, Sale, Lease or Conveyance”);

(3)      the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), becomes the beneficial owner, directly or indirectly, of more than 50% of our Voting Stock, measured by voting power rather than number of shares; or

(4)      the first day on which a majority of the members of our board of directors are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1)      was a member of such Board of Directors on the date of the indenture; or

(2)      was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Consolidated Net Worth” means, the shareholders’ equity of the Company and its consolidated Subsidiaries, as shown on the consolidated balance sheet in the Company’s latest quarterly or annual report filed with the SEC, prepared in accordance with GAAP.

“Credit Agreement” means the Amended and Restated Credit Agreement, dated as of May 4, 2004, by and among Owens & Minor Distribution, Inc. and Owens & Minor Medical, Inc., as Borrowers, the Company and certain of its Subsidiaries as Guarantors, the banks identified therein, Wachovia Bank, National Association and SunTrust Bank, as Syndication Agents, and Bank of America, N.A., as Administrative Agent, as amended from time to time.

“Credit Facilities” means, one or more debt facilities, commercial paper facilities, or capital markets financings, in each case with banks, investment banks, other institutional lenders or investors or trustees providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit, or capital markets financings, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

“Headquarters Facility” means the Company’s principal executive offices located at 9120 Lockwood Boulevard, Mechanicsville, Virginia.

“Indebtedness” means indebtedness for borrowed money from third parties.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with the Company.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P and by Fitch.

“Issue Date” means the date the notes are first issued under the indenture.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.

“Property” means all real and tangible property owned or leased by the Company or any Subsidiary.

“Rating Agency” means each of S&P, Moody’s and Fitch, or if S&P, Moody’s or Fitch or all three shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by us (as certified by a resolution of our Board of Directors) which shall be substituted for S&P, Moody’s or Fitch, or all three, as the case may be.

“Reference Treasury Dealer” means each of (1) Lehman Brothers Inc. and its affiliates which are primary U.S. Government securities dealers in the United States (a “Primary Treasury Dealer”), and their respective successors and (2) four other Primary Treasury Dealers; provided, however, that if any of the foregoing or their affiliates shall cease to be a Primary Treasury Dealer, the Company shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Significant Subsidiary” means any of our subsidiaries that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S–X promulgated by the SEC.

“Specified Indebtedness” means (i) any Indebtedness under the Credit Agreement and (ii) any Indebtedness incurred under Credit Facilities that refinance such Indebtedness.

“Subsidiary” means, with respect to any specified Person:

(1)      any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)      any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following general discussion summarizes material U.S. federal income and, for certain foreign persons, estate tax aspects of the purchase, ownership and disposition of the notes. This discussion is a summary for general information only and does not consider all aspects of U.S. federal income tax that may be relevant to the purchase, ownership and disposition of the notes. This discussion also does not address the U.S. federal income tax consequences of ownership of notes not held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, or the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers in securities or foreign currency;

•	tax-exempt entities;

•	banks;

•	thrifts;

•	regulated investment companies;

•	real estate investment trusts;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	insurance companies;

•	persons that hold the notes as part of a “straddle,” a “hedge” or a “conversion transaction”;

•	persons liable for alternative minimum tax;

•	expatriates;

•	persons that have a “functional currency” other than the U.S. dollar; and

•	pass-through entities (e.g., partnerships) or investors who hold the notes through pass-through entities.

In addition, this discussion is limited to the U.S. federal income tax consequences to initial holders that purchase the notes for cash, at their original issue price, pursuant to the offering. It does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction.

If a partnership, including any entity that is treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of the notes, the treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in or owner of a partnership that is considering purchasing the notes, you should consult with your tax advisor.

This discussion is based upon the Code, regulations of the Treasury Department, Internal Revenue Service, which we refer to as the IRS, rulings and pronouncements and judicial decisions now in effect, all of which are subject to change (possibly on a retroactive basis). We have not and will not seek any rulings or opinions from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the notes which are different from those discussed below.

If you are considering buying notes, we urge you to consult your tax advisor about the particular federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes, and the application of the U.S. federal income tax laws to your particular situation.

U.S. Holders

A “U.S. holder” is a beneficial owner of notes that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any of its states or the District of Columbia;

•	an estate if its income is subject to U.S. federal income taxation regardless of its sources; or

•	a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or if the trust existed on April 20, 1996 and has validly elected to continue to be treated as a domestic trust.

Taxation of Interest

Interest on the notes is generally taxable to you as ordinary income:

•	when it accrues, if you use the accrual method of accounting for U.S. federal income tax purposes; or

•	when you receive it, if you use the cash method of accounting for U.S. federal income tax purposes.

In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceeds the issue price of the instrument, such excess is treated under the Code as “original issue discount.” The holder may be required to recognize any such original issue discount as additional interest over the term of the instrument to the extent the original issue discount is not de minimis. The notes will not be issued with more than a de minimis amount of original issue discount.

Sale or Other Disposition of Notes

You generally must recognize taxable gain or loss on the sale, exchange, redemption, retirement or other disposition of a note. The amount of your gain or loss equals the difference between the amount you receive for the note (to the extent such amount does not represent accrued but unpaid interest, which will be treated as such), minus your adjusted tax basis in the note. Your initial tax basis in a note generally is the price you paid for the note. Any such gain or loss on a taxable disposition of a note as described above will generally constitute capital gain or loss and will be long-term capital gain or loss if you hold such note for more than one year. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

A non-U.S. holder is a beneficial owner of notes that is for U.S. federal income tax purposes an individual, corporation, estate or trust and is not a U.S. holder.

Withholding Tax on Payments on the Notes

Subject to the discussion of backup withholding below, payments of interest on a note to any non-U.S. holder will generally not be subject to U.S. federal income or withholding tax, provided that:

•	the holder is not:

•	an actual or constructive owner of 10% or more of the total voting power of all our voting stock; or

•	a controlled foreign corporation related (directly or indirectly) to us through stock ownership;

•	such interest payments are not effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States; and

•	we or our paying agent receives:

•	from the non-U.S. holder, a properly completed Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) under penalties of perjury, which provides the non-U.S. holder’s name and address and certifies that the non-U.S. holder of the note is a non-U.S. holder; or

•	from a security clearing organization, bank or other financial institution that holds the notes in the ordinary course of its trade or business (a “financial institution”) on behalf of the non-U.S. holder, certification under penalties of perjury that such a Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) has been received by it, or by another such financial institution, from the non-U.S. holder, and a copy of the Form W-8BEN (or substitute Form W-8BEN or the appropriate successor form) is furnished to the payor.

Special rules may apply to holders who hold notes through “qualified intermediaries” within the meaning of U.S. federal income tax laws.

If interest on a note is effectively connected with the conduct by a non-U.S. holder of a trade or business in the United States and, if the non-U.S. holder is entitled to the benefits under an applicable tax treaty, is attributable to a permanent establishment or a fixed base in the United States, then such income generally will be subject to U.S. federal income tax on a net basis at the rates applicable to U.S. persons generally (and, if realized by corporate holders, may also be subject to a 30% branch profits tax or such lower rate as may be available pursuant to an applicable income tax treaty). If interest is subject to U.S. federal income tax on a net basis in accordance with the rules described in the preceding sentence, payments of such interest will not be subject to U.S. withholding tax so long as the holder provides us or the paying agent with a Form W-8ECI.

A non-U.S. holder that does not qualify for exemption from withholding under the preceding paragraphs generally will be subject to withholding of U.S. federal income tax at the rate of 30% (or lower applicable treaty rate) on payments of interest on the notes.

Non-U.S. holders should consult their tax advisors about any applicable income tax treaties, which may provide for an exemption from or a lower rate of withholding tax, exemption from or reduction of branch profits tax, or other rules different from those described above.

Sale or Other Disposition of Notes

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale, exchange, redemption, retirement or other disposition of a note generally will not be subject to U.S. federal income tax, unless:

•	such gain is income or gain that is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if the non-U.S. holder is entitled to the benefits under an applicable tax treaty, is attributable to a permanent establishment or a fixed base in the United States; or

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied.

If the first bullet point applies, the non-U.S holder generally will be subject to U.S. federal income tax with respect to such gain in the same manner as U.S. holders, as described above, unless an applicable income tax treaty provides otherwise. In addition, if such non-U.S holder is a corporation, such non-U.S. holder may also be subject to the branch profits tax described above. If the second bullet point applies, the non-U.S holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains from U.S. sources (including gains from the sale, exchange, redemption, retirement or other disposition of the notes) exceed capital losses allocable to U.S. sources.

U.S. Federal Estate Tax

A note held or treated as held by an individual who is a non-U.S. holder at the time of his or her death will not be subject to U.S. federal estate tax provided that (1) the individual does not actually or constructively own 10% or more of the total voting power of all our voting stock and (2) interest on the note, if received by the non-U.S. holder at death, would not have been effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States.

Information Reporting and Backup Withholding

Payments of principal and interest made by us on, or the proceeds of the sale or other disposition of, the notes may be subject to information reporting. In addition, if you are a U.S. holder, such payments generally will be subject to U.S. federal backup withholding tax unless you supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding. If you are a non-U.S. holder, you may be required to comply with certification procedures to establish that you are not a U.S. person in order to avoid backup withholding tax with respect to our payments on, or the proceeds from the disposition of, notes. The backup withholding tax rate is currently 28%. Any amounts withheld under the backup withholding rules may be allowable as a refund or a credit against the holder’s U.S. federal income tax liability, provided required information is furnished to the IRS.

UNDERWRITING

We and the guarantors have entered into an underwriting agreement with Lehman Brothers Inc., as representative of the underwriters, pursuant to which, and subject to its terms and conditions, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us the principal amount of notes set forth in the following table.

Underwriters	Principal Amount of Notes
Lehman Brothers Inc.	$100,000,000
Banc of America Securities LLC	30,000,000
Citigroup Global Markets Inc.	25,000,000
SunTrust Capital Markets, Inc.	25,000,000
J.P. Morgan Securities Inc.	6,667,000
KeyBanc Capital Markets, a Division of McDonald Investments Inc.	6,667,000
Wachovia Capital Markets, LLC	6,666,000

Total	$200,000,000

The underwriting agreement provides that the underwriters’ obligations to purchase the notes depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

The underwriters have advised us that they intend to offer the notes initially at the offering price shown on the cover page of this prospectus and to certain dealers at the offering prices less a selling concession not to exceed $4.00 per $1,000 in aggregate principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession on sales to other dealers not to exceed $2.00 per $1,000 in aggregate principal notes. After the initial offering of the notes, the underwriters may change the public offering price and the concession to selected dealers.

Commission and Expenses

The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. The underwriting discounts and commissions are equal to 0.650% of the principal amount of the notes.

Total
Per $1,000 in aggregate principal amount of Notes	$6.50
Total	$1,300,000

The expenses of this offering that are payable by us, including registration, filing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $0.5 million.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing on any national securities exchange or for quotation of the notes on any automated dealer quotation system. The underwriters have advised us that they presently intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes, and they may discontinue this market making at any time in their sole discretion. Accordingly, we cannot assure investors that there will be adequate liquidity or adequate trading market for the notes.

Price Stabilization and Short Positions

The underwriters may engage in over-allotment and stabilizing transactions or purchases and passive market making for the purpose of pegging, fixing or maintaining the price of the notes in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of notes in excess of the number of notes the underwriter is obligated to purchase, which creates a short position. Since the underwriters in this offering do not have an over-allotment option to purchase additional securities, their short position will be a naked short position. A naked short position can only be closed out by buying notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions permit bids to purchase the notes so long as the stabilizing bids do not exceed a specified maximum. These stabilizing transactions may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representations or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make representations that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distributions

This prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters or by their affiliates. In these cases, prospective investors may view offering terms online and, depending upon the underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of notes for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than this prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by any underwriter is not a part of this prospectus, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Certain underwriters may make the notes available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between such underwriters and their customers and is not a party to any transactions. MarketAxess Corporation will not function as an underwriter or agent of the issuer, nor will MarketAxess Corporation act as a broker for any customer of such underwriters. MarketAxess Corporation, a registered broker-dealer, will receive compensation from such underwriters based on transactions such underwriters conduct through the system.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

United Kingdom Legal Matters

Each underwriter has represented and warranted that:

(1)	It has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us.

(2)	It has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

European Economic Area Legal Matters

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), each underwriter has represented and agreed that it has not made and will not make an offer of the notes to the public in that Relevant Member State that would require the publication or approval of a prospectus in relation to the notes in that Relevant Member State or, where appropriate, another Relevant Member State; subject to such restriction, it may make an offer of notes to the public in that Relevant Member State at any time:

(1)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2)	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(3)	in any other circumstances that do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive.

Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Other Legal Matters

Each underwriter has represented and agreed that it will comply with applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers the notes, or has in its possession or distributes any free writing prospectus and any preliminary prospectus or final prospectus relating to the notes.

Other Relationships

From time to time, the underwriters and their respective affiliates have directly and indirectly provided investment and/or commercial banking services to us for which they have received customary compensation and expense reimbursement. The underwriters and their affiliates may in the future provide similar services. SunTrust Bank and Wachovia Bank, National Association act as syndication agents and Bank of America, N.A. acts as administrative agent under our revolving credit facility. Lehman Brothers and Citigroup are lenders under our revolving credit facility. Lehman Brothers was the sole book-running manager and Banc of America Securities LLC and J.P. Morgan Securities Inc. acted as initial purchasers in the private placement of our existing notes. SunTrust Bank is the trustee for our existing notes. Lehman Brothers is acting as dealer manager and solicitation agent and SunTrust Bank is acting as the depositary in connection with the tender offer for and consent solicitation related to our existing notes, for which each will receive a customary fee.

LEGAL MATTERS

The validity of the notes and the guarantees will be passed upon for us by Hunton & Williams LLP, Richmond, Virginia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Owens & Minor, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference in this prospectus and elsewhere in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C., 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “OMI.” You may inspect the reports, proxy statements and other information concerning us at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and filings that we make after the date of filing the initial registration statement and prior to the effectiveness of that registration statement, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, all of which are contained, or will be contained, in SEC File No. 1-09810, until the offering of the securities under this prospectus is completed or withdrawn:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	our definitive proxy statement filed with the SEC on March 10, 2006; and

•	the information set forth in Item 2.06 to our Current Report on Form 8-K filed with the SEC on February 2, 2006 and our Current Report on Form 8-K filed with the SEC on March 24, 2006.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Corporate Secretary, Owens & Minor, Inc., 9120 Lockwood Boulevard, Mechanicsville, Virginia 23116, (804) 723-7000. We also make these filings available at no cost through the “SEC Filings” on our website located at www.owens-minor.com as soon as reasonably practicable after they are filed with the SEC. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus.

$200,000,000

6.35% Senior Notes due 2016

PROSPECTUS

April 4, 2006

LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

CITIGROUP

SUNTRUST ROBINSON HUMPHREY

JPMORGAN

KEYBANC CAPITAL MARKETS

WACHOVIA SECURITIES